Exhibit 99.89



         Contact:

         For Borden:                   For KKR:
         Jim Fingeroth/Fred Spar       Ruth Pachman/Dawn Dover/
         Kekst and Company             Josh Pekarsky
         (212) 593-2655                Kekst and Company
         Nick Iammartino               (212) 593-2655
         Borden Inc.
         (614) 225-4485


                                       For Immediate Release

              Exchange Ratio Set in KKR Offer for Borden Shares and
                     KKR and Borden Settle Shareholder Suits


         NEW YORK, NY and COLUMBUS, OHIO, December 7, 1994 -- Kohlberg Kravis Roberts & Co. and Borden, Inc. (NYSE:BN) announced today that, in connection with the exchange offer for all outstanding Borden shares by KKR's affiliate, Borden Acquisition Corp., and subject to the terms of the merger agreement among Borden, Borden Acquisition and Whitehall Associates, L.P. and the exchange offer, the number of shares of RJR Nabisco Holdings Corp. (NYSE:RN) common stock to be exchanged in the exchange offer for each share of Borden common stock will be 2.29146.

         The two companies also announced that they have reached an agreement-in-principle to settle the various lawsuits pending against them in New Jersey and Ohio state courts, and in the United States District Court for the Southern District of New York. The proposed settlement will provide for the dismissal with prejudice of various federal and state law claims raised in these lawsuits, including allegations that Borden did not act fairly with respect to Japonica Partners' proposals for Borden, as well as other claims with respect to alleged breaches of fiduciary duties and alleged federal securities law violations.

         In connection with the agreement-in-principle to settle the lawsuits, Borden, Borden Acquisition and Whitehall Associates have amended their merger agreement to fix the exchange ratio. Pursuant to this amendment, if for any reason the exchange offer is extended past 12:00 midnight, New York City time, on Tuesday, December 20, 1994, the exchange ratio will continue to be fixed at 2.29146 shares of RJR Nabisco Holdings common stock for each shares of Borden common stock during any portion of the following twenty business days that the offer remains open. A KKR spokesperson said that KKR expects to be in a position to



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         consummate the exchange offer on December 20, 1994, although no assurance can be given that the offer will not be extended.

         Pursuant to the agreement-in-principle to settle the lawsuits, Whitehall Associates will commit to exercise its option to acquire 28,138,000 shares of Borden common stock in exchange for shares of RJR Nabisco valued at approximately $11 per share if Whitehall or its subsidiary acquires more than 41% of the Borden shares pursuant to the exchange offer. Previously, Whitehall had committed to exercise the option if it acquired more than 41% (but not more than 50%) of the Borden shares in the exchange offer, although Whitehall could have chosen to exercise the option if it had received more than 50% of the Borden shares in the offer. The expanded commitment is expected to provide a needed equity infusion in Borden, assuming that the exchange offer is completed.

         Under the agreement-in-principle, Whitehall also would commit to cause Borden's board of directors to continue to have at least two independent directors until a merger of Borden and a KKR affiliate is completed. A KKR spokesperson said that KKR would attempt to consummate a merger as soon as practicable following the consummation of the exchange offer.

         This announcement is neither an offer to exchange nor a so-licitation of an offer to exchange any securities. The ex-change offer is being made solely by the Offering Circular/ Prospectus and the related Letter of Transmittal. The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of securities in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of Borden Acquisition by Morgan Stanley & Co. Incorporated, the Dealer Manager for the exchange offer, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

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